Exhibit 99.2

FORMULA SYSTEMS (1985) LTD.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 9, 2024

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Asaf Berenstin and Maya Shitrit and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Formula Systems (1985) Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Tuesday, April 9, 2024, at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel, on Thursday, May 9, 2024, at 2:00 p.m. (local time), and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting.

The undersigned acknowledges the availability to him, her or it of the Notice and Proxy Statement relating to the Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. If no direction is made, the undersigned will be deemed to have not participated in the voting.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

FORMULA SYSTEMS (1985) LTD.

May 9, 2024

Please date, sign and mail your proxy card in the
envelope provided as soon as possible.

☐ Please detach along perforated line before mailing. ☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH
OF THE PROPOSALS BELOW.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☐

	PROPOSAL	FOR	AGAINST	ABSTAIN
1.	Election of Mr. Marek Panek to the Company’s board of directors (the “Board”), to hold office until the Company’s next annual general meeting of shareholders and until his successor is duly elected and qualified.	☐	☐	☐
2.	Election of Mr. Rafal Kozlowski to the Board, to hold office until the Company’s next annual general meeting of shareholders and until his successor is duly elected and qualified.	☐	☐	☐
3.	Election of Mr. Ohad Melnik to the Board, to hold office until the Company’s next annual general meeting of shareholders and until his successor is duly elected and qualified.	☐	☐	☐
4.	Election of Ms Karolina Rzonca-Bajorek to the Board, to hold office until the Company’s next annual general meeting of shareholders and until her successor is duly elected and qualified.	☐	☐	☐
5.	Election of Ms Gabriela Żukowic to the Board, to hold office until the Company’s next annual general meeting of shareholders and until her successor is duly elected and qualified.	☐	☐	☐
6.

Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for 2023, and authorization of the Company’s Board of Directors and/or its audit committee to fix the compensation for such independent registered public accountants.

		☐	☐	☐

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.